UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 28, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

National CineMedia, Inc. – File No. 001-33296
National CineMedia, LLC – File No. 333-176056

CF#30702

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National CineMedia, Inc. and National CineMedia, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 21, 2014 and March 4, 2014, respectively.

Based on representations by National CineMedia, Inc. and National CineMedia, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2.4	through February 21, 2024
Exhibit 10.3.4	through February 21, 2024
Exhibit 10.4.4	through February 21, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary